UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Vringo, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92911N104

(CUSIP Number)

Alexander R. Berger

c/o Vringo, Inc.

780 Third Avenue, 12th Floor, New York, New York 10017

Tel: (212) 309-7549

With a copy to:

Kenneth R. Koch

Jeffrey P. Schultz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center

666 Third Avenue

New York, New York

(212) 935-3000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander R. Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,900,369*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,900,369*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,900,369*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.02%**
14	TYPE OF REPORTING PERSON* IN

* Includes an aggregate of 172,805 Series 1 Warrants and 372,816 Series 2 Warrants, each exercisable into one share of Vringo, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”), and 56,770 restricted stock units that are scheduled to vest on March 31, 2015.

** The calculation is based on 93,404,895 shares of Common Stock of the Issuer issued and outstanding as of February 20, 2015 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2015.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) to the initial Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2012 (the “Initial Statement”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Vringo, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 780 Third Avenue, 12th Floor, New York, New York 10017.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows:

Item 2. Identity and Background

(a), (f)	This Amendment is being filed by Alexander R. Berger, a citizen of the United States of America. 405,856 shares of Common Stock, 172,805 Series 1 Warrants, and 372,816 Series 2 Warrants beneficially owned by the Reporting Person are held by Alexander Ross Berger Revocable Trust, of which the Reporting Person is trustee, and 750,000 shares of Common Stock beneficially owned by the Reporting Person are held by ARB Family Trust, of which the Reporting Person is trustee.

(c)	The principal business of the Reporting Person is a consultant and private investor.

Item 4. Purpose of Transaction

The purpose of the filing of this Amendment is to report the change in the beneficial ownership of the Reporting Person since the original filing of the Schedule 13D, following the consummation of the merger between the Issuer and Innovate/Protect, Inc., which is the result of dispositions of less than 1% of the securities of the Issuer over time as reported by the Reporting Person on various Forms 4 and 5 filed with the SEC as well as increases over time in the capitalization of the Issuer, which caused the Reporting Person to own less than 5% of the Issuer as of October 9, 2012. The Reporting Person has not engaged in the sale or other disposition of any securities of the Issuer since June 30, 2014 as previously reported on a Form 4 filed with the SEC on July 2, 2014.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 2.02% of the issued and outstanding shares of Common Stock of the Issuer, based on 93,404,895 shares of Common Stock of the Issuer issued and outstanding as of February 20, 2015 as reported in the Issuer’s Annual Report on Form 10-K.

(b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 1,900,369 shares of Common Stock beneficially owned by the Reporting Person, which includes 56,770 restricted stock units that are scheduled to vest on March 31, 2015; 405,856 shares of Common Stock, 172,805 Series 1 Warrants and 372,816 Series 2 Warrants, each exercisable into one share of the Issuer's Common Stock, which are held by Alexander Ross Berger Revocable Trust, of which the Reporting Person is trustee; and 750,000 which are held by ARB Family Trust, of which the Reporting Person is trustee.

(c) There have been no transactions effected by the Reporting Person with respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof.

(e) As of October 9, 2012, the Reporting Person ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2015

/s/ Alexander R. Berger
Alexander R. Berger